OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

BioHealthonomics Inc.

810 California Avenue
Suite 100
Santa Monica, CA 90403

http://biohealthonomics.com/



200 shares of Common stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,140 shares of common stock ($107,000)

Minimum 200 shares of common stock ($10,000)

Company	BioHealthonomics Inc.
Corporate Address	810 California Ave, Suite 100, Santa Monica, CA 90403
Description of Business	BioHealthonomics Inc. is a clinical stage biotechnology and healthcare company that is developing a proprietary technology for the treatment and prevention of migraine headaches, ALS, Alzheimer's disease, CTE & other neurological indications.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$50
Minimum Investment Amount (per investor)	$100

Perks

$5,000+ One month treatment once FDA approval is obtained

$10,000+ Three month treatment once FDA approval is obtained

$15,000+ Six month treatment once FDA approval is obtained

All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

BioHealthonomics Inc. is a clinical stage biotechnology & healthcare company dedicated to developing and commercializing high-impact, effective and side effect free therapeutics that address critical unmet needs in the treatment of **migraine headaches**, **Parkinson's disease**, **Alzheimer's disease, CTE and ALS**.

Sales, Supply Chain, & Customer Base

The company plans on licensing its industry unique migraine technology after the completion of the Phase II clinical trial.

We believe our technology is superior to the CGRP antibodies approach from a **safety, efficacy and cost stand points**. Recent exits of companies developing CGRP antibodies for migraines:

1. Labrys Biologics was acquired by Teva Pharmaceuticals for **$825M** after the completion of their **Phase II clincal trial.**

(http://www.tevapharm.com/news/teva_to_acquire_labrys_biologics_inc_novel_migraine_prophylaxis_treatment_adds_significant_new_dimension_to_
)

2. Alder BioPharmaceuticals issued IPO upon completion of their **Phase II clinical trial**. Current market cap is **$800M**. Market cap peaked at **$3.5B** in July 2015.

(http://www.marketwatch.com/investing/stock/aldr)

Competition

The competitors consist of companies currently developing CGRP antibodies for migraine headaches: AMGEN, Teva Pharmaceuticals, Lily & Co. and Alder BioPharmaceuticals.

Two different approaches are being taken in the antibody based therapy development:

- Target peripheral CGRP receptors: AMG334

- Target free CGRPs in blood stream: TEV-48125, LY2951742, ALD403

Liabilities and Litigation

The company is currently not involved in any type of litigation.

The team

Officers and directors

Cris Arnou	Founder, CEO & Director
Amy Chappell, MD	Chief Medical Officer
Randy Jones, ESQ	Chief Legal Officer, Secretary and Director
Wayne Yetter	Chairman, Board of Directors

Cris Arnou
Cris Arnou has been the Founder, CEO, and Director of BioHealthonomics, Inc since inception in 2011. As a migraine sufferer for more than 35 years he is determined and committed to developing the technology that addresses migraine headaches from a root cause stand point. In the past, Mr Arnou has worked for two start-up companies, Fisker Automotive and Coda Automotive, and knows what it takes to build a successful, prosperous business. Cris holds Bachelor and Master Degrees in Engineering from the University of Michigan, Ann Arbor and an MBA from Wayne State University in Detroit. He is a veteran of the U.S. Army. Cris lives in the Los Angeles area together with his wife of 25 years and their 2 kids.

Amy Chappell, MD
Dr. Chappell is a board certified neurologist with special competence in child neurology. She retired from Lilly Research Laboratories in January 2014, after 25 years in clinical research where she most recently served as the Neuroscience Senior Medical Fellow. She designed and conducted clinical trials through all phases of development in neurological disorders including epilepsy, ALS, Parkinson's disease, Alzheimer's disease, multiple sclerosis, migraine and pain disorders (fibromyalgia, osteoarthritis, chronic low back pain, lumbar radiculopathy, spinal cord injury). She was the lead physician for the development of duloxetine for fibromyalgia, which resulted in an FDAapproval. Dr. Chappell continues to practice neurology, most recently as clinical associate professor at the Indiana University Medical Center. Positions over the last (3) years include: 1. Chief Medical Officer, BioHealthonomics Inc., July 2014 to present. 2. Chairman of the Board, Naples YMCA, December 2016 to present. 3. Consulting Neurology Director, Biogen/Convergence, May 2014 to present. 4. Program Facilitator - Complete Health Improvement Program, October 2014 to present. 5. Board member, American Society of Experimental Neurotherapeutics, 1998 to present. 6. Physician member, American College of Lifestyle Medicine, 2014 to present. 7. Principal Investigator, Neuroscience, Naples Research, January 2016 to March 2017. 8. Fellow, American College of Sports Medicine, 1984 to present

Randy Jones, ESQ
Randy Jones is the Chief Legal Officer, Secretary and Director for BioHealthonomics. Inc. He is also Principal of Solutions Business Group, which he founded in 2009 as a business services firm dedicated to assisting for-profit and non-profit businesses achieve stretch goals, resolve difficult challenges and navigate periods of change or transition. Prior to founding Solutions Business Group, Mr. Jones spent more than 20 years working for global corporations in a wide range of industries including pharmaceuticals, biotech, energy and chemicals. His distinguished career encompasses a variety of roles including engineer, in-house legal counsel and senior executive in charge of legal, human resources, corporate compliance and ethics. Mr. Jones also spent 6 years as General Counsel of Talecris Biotherapeutics, a company that reached a $4.4B market cap. Mr. Jones holds a Bachelor of Chemical Engineering from the University of Delaware and a Juris Doctor from the University of Virginia. Positions over the last (3) years include: 1. Founder and Principal, Solutions Business Group, 2009 to present. 2. Chief Legal Officer, Secretary and Director, BioHealthonomics Inc., May 2016 to present.

Wayne Yetter
Founding CEO AstraMerck Former CEO, Novartis U.S Chairman, NuPathe Inc Mr. Yetter is a retired pharmaceutical and healthcare executive and has held several Chief Executive and Board of Directors roles during his career. These roles included founding CEO of AstraMerck, Inc. (now Astra Zeneca) and CEO of Novartis Pharmaceuticals (US). He has also served as Chairman of the Board or Lead Independent Director at several public and private corporations. Positions over the last three (3) years include: 1. Chairman of the Board, NuPathe, Inc. (PATH) 2010-2014. NuPathe was acquired by TEVA Pharmaceuticals in February 2014. 2. Director, InfuSystem Holdings, Inc. (INFU) 2007-September 2016. Served as Chair of a Special Independent Board Committee to assess a take over private transaction proposed by the Board Chairman. The proposal was not supported. 3. Director, Strategic Diagnostics, Inc. (SDIX) and its post transaction "shell company", Special Diversified Opportunities, Inc. (SDOI) 2010 – August 2017. Chaired Specail Committee to review transaction with Standard General completed during August, 2017. 4. Director, Espero Pharmaceuticals 2016 – Present. Merger with Armetheon, Inc. completed in October, 2017. Mr. Yetter serves as a Director of the merged company now named Espero BioPharma, Inc. 5. Director of the Hepatitis B Foundation (Doylestown, PA) and its associated research organization, the Baruch S. Blumberg Institute, 2014-Present. 6. Member, Healthcare Advisory Board, Safeguard Scientifics (SFE) 2010-2014. 7. Advisory Board, BioHealthonomics Inc., 2014 to present

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Securities risks** The Securities offered hereby are speculative and involve a high degree of risk. You should carefully consider the risks and uncertainties described below before making an investment decision. The purchase of our common stock is suitable for persons or entities that can afford the risk of the loss of their entire investment. Our business, financial condition and operating results could be adversely affected by any of the following factors, and you could lose part or all of your investment. The risks and uncertainties described below are by no means exhaustive. Additional risks and uncertainties not currently known to us, or that we currently think are immaterial, may also impair our business, financial condition, and results of operations.

- **BioHealthonomics Faces Intense Competition in the** Biotechnology **and Healthcare Industries** Because of the scope of services and products it offers, BioHealthonomics competes with several different types of entities, including early-stage gene therapy companies, fully-integrated pharmaceutical companies, universities, research institutions, governmental agencies and other healthcare providers, as well as medical device companies. A number of companies and institutions are developing technologies, therapies and/or products that could compete with our potential products, including various potential gene therapies, cell therapies and receptor therapies. BioHealthonomics' products could also compete with drugs or other pharmaceutical products. Many competitors have larger research and development staffs and substantially more financial and other resources. These competitors also have more experience and capability in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals and in manufacturing, marketing and distribution. In addition, the competitive positions of other early stage companies may be enhanced significantly through their collaborative arrangements with large pharmaceutical companies, biotechnology companies or academic institutions. Competitors may succeed in developing or obtaining patent protection for, receiving regulatory approvals for, or commercializing their products at a more rapid pace. BioHealthonomics also competes with others in acquiring products or technology from research institutions, universities or others. Competitors may develop or acquire new technologies and products that are available for sale before our potential products or are more effective or less expensive than its potential products. Any of these developments could render potential products less competitive or obsolete, and could have a material adverse effect on our business, financial condition, and results of operations. Further, our cellular and receptor based therapies involve new and rapidly developing technology. We expect this technology to undergo significant change in the future.
- **Risks Related To BioHealthonomics' Dependence on Third Party Reimbursement** BioHealthonomics' commercial success will depend heavily upon whether consumers will be reimbursed for the use of its products and services. Third-party payers, such as government and private insurance plans, may not authorize or otherwise budget reimbursement for its products and services. Additionally, third-party payers, including Medicare, are increasingly challenging the prices charged for medical products and services. BioHealthonomics may be required to provide substantial cost-benefit analysis data to demonstrate that its products are cost effective. Third-party payers may not pay the prices set for our products or reimburse consumers for the use of our products. Federal and state regulations also affect the reimbursement to healthcare providers of fees and capital equipment costs in connection with medical treatment.
- **Healthcare Reform May Adversely Impact the Commercialization of BioHealthonomics' Products** The efforts of governments and third-party payers to contain or reduce the cost of healthcare will continue to affect our business, financial condition, and results of operations as a biotechnology company. In foreign markets, pricing or profitability of medical products and services may be subject to government control. In the United States, we expect that there will continue to be federal and state proposals for government control of pricing and profitability. In addition, increasing emphasis on managed healthcare has increased pressure on pricing of medical products and will continue to do so. These cost controls may have a material adverse effect on our revenues and profitability, financial condition, results of operations, and may affect our ability to raise additional capital. In addition, cost control initiatives could adversely affect our business in a number of ways, including: (i) decreasing the price we, or any of our partners or licensees, receive for any of our products; (ii) preventing the recovery of development costs, which could be substantial; and (iii) minimizing profit margins. Further, our commercialization strategy depends on our collaborators. As a result, BioHealthonomics' ability to commercialize its products and realize revenues may be hindered if cost control initiatives adversely affect our collaborators.
- **BioHealthonomics May Never Be Successful In Bringing Products to Market** There may be significant barriers to bringing BioHealthonomics' products to market including but not limited to: ☒ Products May Have Unacceptable Side Effects ☒ BioHealthonomics May Not Be Able To Successfully Manufacture Its Product ☒ BioHealthonomics may experience a variety of problems in manufacturing its products, including: (i) an inability to manufacture commercial quantities of its products on a cost-effective basis; (ii) non-compliance with Good Manufacturing Practices mandated by the FDA or by any foreign regulatory authority; (iii) manufacturing or quality control problems; or (iv) an inability to maintain the governmental licenses and approvals required to continue manufacturing its products. Any of these events could adversely affect our financial condition, profitability, and ability to develop and commercialize products on a timely and competitive basis. ☒ BioHealthonomics May Not Successfully Complete Clinical Trials Required for Commercialization There can be no assurance that BioHealthonomics' products will successfully complete the clinical trials necessary to receive regulatory approvals. The approval process is lengthy and expensive. To obtain regulatory approvals in the United States and certain other countries, BioHealthonomics' products must demonstrate through pre-clinical studies and clinical trials that its products are safe and effective for use in at least one medical indication. Many companies in the industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Clinical trials may not result in a marketable product, even if the trials have positive results. Numerous other factors may adversely affect clinical trials. ☒ BioHealthonomics May Not Be Able to Successfully Market and Sell its Products BioHealthonomics' success will depend on the market acceptance of its products and services. The degree of market acceptance will depend upon a number of factors, including: (i) the receipt and scope of regulatory approvals; (ii) the establishment and demonstration in the medical community of the safety and effectiveness of BioHealthonomics' products and their potential advantages over other treatments; and (iii) reimbursement policies of government and healthcare payers. Failure to achieve or maintain significant market acceptance would adversely affect our business, financial condition, and results of operations. BioHealthonomics cannot be sure that it will be able to successfully communicate the advantages of its products and services to consumers and physicians or that such products and services will be attractive to its target customers.
- **Risks Related To Patents And Proprietary Information** BioHealthonomics' business success will depend in part on its ability to: (i) obtain patent protection for its products; (ii) defend patents once obtained; (iii) maintain trade secrets and operate without infringing upon the patents and proprietary rights of third parties; and (iv) obtain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to BioHealthonomics' technologies, both in the United States and in foreign countries. ☒ BioHealthonomics cannot be certain that it will have adequate patent protection for its products. There are competitors in the field who may attempt to prevent, limit or interfere with the portfolio company patent protection. These efforts may lead to competitive products introduced into the market, adversely affecting the companies' ability to competitively market its product. Further, introduction of competitive products may instigate expensive and time consuming litigation that could adversely affect the scope of patent position, as well as business and financial conditions. ☒ Competitors could seek competitive patents. There can be no assurance that competitors many of whom have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that prevent, limit or interfere with BioHealthonomics' ability to make, use and sell its products either in the United States or in foreign markets. Competitors could bring legal actions against BioHealthonomics, claiming damages and seeking to stop and potentially stopping clinical testing, manufacturing and marketing. ☒ BioHealthonomics May Need To Initiate Lawsuits To Protect Or Enforce Its Patents And Other Intellectual Property Rights. In order to protect or enforce our patent rights, portfolio companies may need to initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to: assert claims of infringement; enforce our patents;

protect our trade secrets or know-how or; determine the enforceability, scope and validity of the proprietary rights of others. Lawsuits could be expensive, take significant time and divert management's attention from other business concerns. Litigation would put patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. BioHealthonomics may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable.

- **BioHealthonomics May Not Have Adequate Protection against Product Liability** BioHealthonomics is exposed to potential product liability risks that are inherent in the testing, manufacture and sale of human healthcare products. BioHealthonomics may have limited amounts of liability insurance. Failure to sufficiently protect against product liability claims could prevent or delay the commercialization of BioHealthonomics' products. In addition, a product recall could adversely affect the company's business and financial conditions.
- **Government Regulation** Most of the products being developed by BioHealthonomics will require regulatory approval by United States and foreign governmental agencies prior to commercialization. Human therapeutic products are subject to rigorous preclinical and clinical testing and other pre-market approval procedures administered by the FDA and similar authorities in foreign countries. The FDA exercises extensive regulatory authority over all facets of such products, from development to commercialization. Government agencies in foreign countries generally have similar authority, although the regulatory requirements in many countries can often be less burdensome than the United States. In some cases, local and state requirements also apply, which may include state pharmacy regulation. The Company may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approvals, which could delay or prevent the Company from marketing its products. ⊠ Regulation of Cell/Receptor Therapy Products is Uncertain. Cell/Receptor therapy is a relatively new technology and has not been extensively tested in humans. The regulatory requirements governing cell/receptor therapy products and related clinical procedures are uncertain and are subject to change. Obtaining regulatory approval for some of the Company's products is likely to take several years, if it is ever obtained, and is likely to involve substantial expenditures. If approval is obtained, ongoing compliance with applicable requirements can also require substantial resources. ⊠ Testing and Clinical Trials are heavily regulated. Preclinical testing includes laboratory evaluation and requires animal studies to assess the product's potential safety and efficacy. Animal safety studies must be conducted in accordance with the FDA's Good Laboratory Practice regulations. The results of these studies must be submitted to, be reviewed and cleared by the regulating bodies before the proposed clinical testing can begin. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the trial, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. In the United States, each clinical protocol must be submitted to the FDA as part of the new drug application. The FDA's review or approval of a study protocol does not necessarily mean that a successful trial would constitute proof of efficacy or safety for product approval. Further, each clinical trial must be approved by and conducted under an independent institutional review board at the institution at which the trial will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. The institutional review board is also responsible for continuing oversight of the approved protocols in active trials. An institutional review board may require changes in a protocol and there can be no assurance that an institutional review board will permit any given trial to be initiated or completed. Similar requirements are in place for conducting clinical studies in foreign countries. The FDA and foreign regulatory bodies receive reports on the progress of each phase of clinical testing, and they may require the modification, suspension or termination of clinical trials. ⊠ Products Will Require FDA Approval. Approval must be obtained from regulatory bodies following completion of clinical trials in order to make a new product commercially available. Management expects that the products will be regulated as biological products and will be subject to the drug provisions of the Federal Food, Drug, and Cosmetic Act. Current regulations relating to biologic drugs will require the Company to submit to the FDA a marketing application, which must be approved by the FDA before commercial marketing is permitted. The marketing application must include results of product development activities, preclinical studies and clinical trials, in addition to detailed manufacturing information. Similar requirements exist in foreign countries. FDA approval of the marketing application generally takes at least one year but could take substantially longer. The FDA may also request additional data relating to safety and efficacy. Even if this data is submitted, the FDA may ultimately decide that a marketing application does not satisfy its regulatory criteria for approval. The FDA may modify the scope of the desired claims or require the addition of warnings or other safety-related information. The FDA may also require additional clinical tests following approval based upon product safety data. Such products remain subject to continual review, and, possibly, to subsequent discovery of previously unknown problems. This may result in restrictions on marketing, or withdrawal of the product from the market, as well as possible civil or criminal sanctions. Though the regulatory timeline generally may be somewhat shorter, the aforementioned requirements are substantially similar in foreign markets. The FDA requires that product manufacturers comply with current Good Manufacturing Practices regulations as a condition for performing clinical studies and for product approval. In complying with current Good Manufacturing Practices requirements, manufacturers must expend resources on a continuing basis in production, record keeping and quality control. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance. Failure to pass such inspections may result in suspension of manufacturing, seizure of the product, withdrawal of approval or other regulatory sanctions. The FDA may also require the manufacturer to recall a product. ⊠ Products Are Subject to Additional Regulation. In addition to regulations enforced by the FDA, the company's products are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state and local regulations. BioHealthonomics' research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds. Although management believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by local, state and federal laws and regulations, the risk of contamination or injury from these materials cannot be eliminated. In such an event, the Company could be held liable for any resulting damages, and any such liability could exceed our resources.
- **Risks Related to BioHealthonomics' Innovations** • Risk of securing funds for USA clinical trial(s). • Risk of identifying well established pharmaceutical company to license BioHealthonomics' migraine technology. • Significant cost to complete clinical trial(s). • Risk of enforcing Biohealthonomics' patent(s).

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Cristian Arnou, 99.67% ownership, Common Stock

Classes of securities

- Common stock: 550,751

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until the completion of the Phase II clinical trial at which point we will license our industry unique technology for migraine headaches to a well established pharmaceutical company. Two pharmaceutical companies expressed interest in evaluating our Phase II clinical trial results when available.

Currently the company's burn rate is approximately $1,200 / month.

Up to date, the company achieved the following milestones:

- Filed IND 115,375 for migraine headaches with the FDA.
- U.S. Patent No. 9023881 issued in May 2015
- U.S. Patent No. 9511054 issued in December 2016
- National Phase PCT applications in following countries / region:

  Europe, Japan, Brazil, India, Canada

- Strategic agreement with another pharmaceutical company to gain access to pre-clinical, phase I clinical and Chemistry, Manufacturing and Controls data, saving millions of dollars in development cost and years in development time.

In 2015, the company spent $26,029.86 toward preparing for the Phase II clinical trial and $94,197 toward developing, filing and ongoing discussions with the Patent Office for its US and global patents.

In 2016, the company spent $2,275.79 toward global patent filings and patent maintenance.

The cost for completing the Phase II clinical trial is estimated to be $5M.

Milestone	Estimated Cost ($)
Product Stability Study	$35k
U.S. Patent Application	$15k
Product Manufacturing	$450k
PCT* Patent Applications	$300k
Clinical Trial	$2.7M
Working Capital	$1.5M
Total Estimated Cost	$5M

Upon successful completion of its Phase II clinical trial for migraine headaches, the company will license its industry unique technology to a well established pharmaceutical company. The proceeds from that transaction will be used to develop other indications covered by the company's IP to further enhance the shareholder value.

Based on clinical data up to date, we believe our technology is superior to the CGRP antibodies approach from a **safety, efficacy and** cost **stand points**. Recent exits of companies developing CGRP antibodies for migraines:

1. Labrys Biologics was acquired by Teva Pharmaceuticals for **$825**M after the completion of their **Phase II clincal trial.**

(http://www.tevapharm.com/news/teva_to_acquire_labrys_biologics_inc_novel_migraine_prophylaxis_treatment_adds_significant_new_dimension_to_)

2. Alder BioPharmaceuticals issued IPO upon completion of their P**hase II clinical tri**al. Current market cap is **$800**M. Market cap peaked at **$3.5B** in July 2015.

(http://www.marketwatch.com/investing/stock/aldr)

Based on clinical trial data available up to date, the CGRP approach works in approximately 50% of patients while the Histamine approach works in over 80% of migraine patients (R.O. Millan-Guerrero, European Journal of Neurology 2007, 14: 1079-1084).

Financial Milestones

The company signed a strategic agreement with EpiCept Inc. through which it gained access to the pre-clinical, phase I clinical and CMC (Chemistry, Manufacturing and Controls) data, saving years of development time and millions of dollars in development cost.

The company filed its Investigational New Drug (IND 115,375) application for migraine headaches. As a result of the Investigation New Drug (IND) application filed with the FDA, clinically, the company was cleared (by the FDA) to start its development with **Phase II clinical trial.**

The company has 2 issued patents in the U.S. and is patent pending in five additional global markets: Europe. Canada, Japan, Brazil and India.

The company is currently in process of raising its first round of financing from outside investors.

Based on clinical data up to date, we believe our technology is superior to the CGRP antibodies approach from a **safety, efficacy and** cost **stand points**. Recent exits of companies developing CGRP antibodies for migraines:

1. Labrys Biologics was acquired by Teva Pharmaceuticals for **$825M** after the completion of their **Phase II clincal trial.**

(http://www.tevapharm.com/news/teva_to_acquire_labrys_biologics_inc_novel_migraine_prophylaxis_treatment_adds_significant_new_dimension_to_)

2. Alder BioPharmaceuticals issued IPO upon completion of their **Phase II clinical trial**. Current market cap is **$800M**. Market cap peaked at **$3.5B** in July 2015.

(http://www.marketwatch.com/investing/stock/aldr)

Based on clinical trial data available up to date, the CGRP approach works in approximately 50% of patients while the Histamine approach works in over 80% of patients (R.O. Millan-Guerrero, European Journal of Neurology 2007, 14: 1079-1084).

The company will derive its revenue through a **licensing agreement** that will be developed upon successful completion of the Phase II clinical trial. The proceeds from the licensing agreement will be used to develop new indications covered by the company's IP (Alzheimer's disease, Parkinson's disease, multiple sclerosis,CTE, ALS) and therefore further enhancing the company's values.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The company's current burn rate is approximately $1,200 / month. The proceeds will allow the company to continue operations for another 6 months (minimum raise) and 24 months (target initial raise).

The company will continue evaluating any other strategic alliances that will further promote its product development timeline.

The main liquidity event will be achieved through a **licensing agreement** upon successful completion of the Phase II clinical trial. The proceeds from the licensing agreement will be used to develop other indications covered by the company's IP (Alzheimer's disease, Parkinson's disease, multiple sclerosis, ALS) and therefore further enhancing the shareholder value.

In addition to this raise, the company will further investigate other opportunities for raising funds.

Indebtedness

Total credit card debt: $68,502.13. The Company has not had any other material terms of indebtedness.

Recent offerings of securities

- 2013-02-08, Regulation D, Section 4(a)2 of The Securities Act, 47779 Common stock. Use of proceeds: Investigational New Drug application, patent development, patent filings.
- 2013-12-06, Regulation D, Section 4(a)2 of The Securities Act, 1430 Common stock. Use of proceeds: Investigational New Drug application, patent development, patent filings.
- 2015-05-27, Regulation D, Section 4(a)2 of The Securities Act, 182 Common stock. Use of proceeds: Patent development, patent filings, operating costs.
- 2015-06-20, Regulation D, Section 4(a)2 of The Securities Act, 1136 Common stock. Use of proceeds: Patent development, patent filings, operating costs.
- 2016-11-17, Regulation D, Section 4(a)2 of The Securities Act, 112 Common stock. Use of proceeds: Patent development, patent filings, operating costs.
- 2017-05-05, Regulation D, Section 4(a)2 of The Securities Act, 112 Common Stock. Use of proceeds: Patent development, patent filings, operating costs.

Valuation

$27,537,550.00

The company had conducted a formal valuation, performed by Michael Gilburd (former IRS agent and former head of Corporate Finance for two American Express companies) of ValuCorp (http://valucorp.net/people.php). The company was valued at $38.4M based on the milestones achieved at that time. Note: Valuation is based on one indication (migraine headaches). IP covers multiple indications (Alzheimer's disease, Parkinson's disease, MS, ALS, CTE, etc.). Based on benchmarking of companies developing similar products, BioHealthonomics Inc. was valued at $38.4M. The General Counsel of a publicly traded $200M company privately invested $10,000 in BioHealthonomics. The price of the shares merely reflects the opinion of the Company as to what would be an approximately 30% discount from fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $107,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding.

	Offering Amount Sold	Offering Amount Sold

Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees	$700	$7,000
Net Proceeds	$9.300	$100,000
Use of Net Proceeds:		
Patent cost	$4,500	$45,000
Working capital	$4,500	$45,000
Raising capital cost	$300	$10,000
Total Use of Net Proceeds	$9,300	$100,000

The net proceeds from the placement of the shares will be used as follows:

- patent costs associated with National Phase patent applications in the 5 global regions where the patent applications are currently in process: Europe, Canada, Japan, Brazil and India.

- new patent development to complement the existing two (2) issued patents in the U.S.

- certified review of company's financials in order to fulfill SEC requirements for increasing the raise amount to $1M.

- legal review in order to fulfill SEC requirements for increasing the raise amount to $1M.

- marketing costs associated with current and future raises.

- cost associated with monthly operating costs (currently the monthly burn rate is approximately $1,200).

- Drug stability and regulatory related costs.

All proceeds will be used entirely for business purposes (no salaries, entertainment) and will be subject to audits.

The company also plans on raising additional funding in order to support the Phase II clinical trial.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://biohealthonomics.com/ in the section labeled "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BioHealthonomics Inc.

[See attached]

I, Cristian Arnou, the President and Chief Executive Officer of BioHealthonomics Inc., hereby certify that the financial statements of BioHealthonomics Inc. and notes thereto for the periods ending December 31, 2014 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $100.00; taxable income of $100.00 and total tax of $818.40.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 12, 2017.

_______________________________(Signature)

__President and CEO_______ (Title)

___October 12, 2017________ (Date)

BioHealthonomics Inc.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED December 31, 2015 and 2016

BioHealthonomics Inc.
Index to Financial Statements
(Unaudited)

12:06 PM
09/28/17
Accrual Basis

BIOHEALTHONOMICS INC (C Corp)
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Bank of America 3286	7,511.43
Total Checking/Savings	7,511.43
Total Current Assets	7,511.43
Fixed Assets	
Computer	51.00
Total Fixed Assets	51.00
Other Assets	
401K Fund	3,600.00
Intangible Asset	189,512.00
Total Other Assets	193,112.00
TOTAL ASSETS	**200,674.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	68,502.13
Total Credit Cards	68,502.13
Other Current Liabilities	
Loan from Others	25,600.00
Loan From Shareholder	35,607.47
Total Other Current Liabilities	61,207.47
Total Current Liabilities	129,709.60
Total Liabilities	129,709.60
Equity	
Accumulated R E (S Corp)	-23,844.21
Capital Stock	123,447.50
Retained Earnings	-16,477.02
Net Income	-12,161.44
Total Equity	70,964.83
TOTAL LIABILITIES & EQUITY	**200,674.43**

12:06 PM
09/28/17
Accrual Basis

BIOHEALTHONOMICS INC (C Corp)
Profit & Loss
January through December 2016

		Jan - Dec 16
Ordinary Income/Expense		
Income		
other Income		100.00
Total Income		100.00
Expense		
Bank Charges		80.00
Business License and Fees		75.30
Credit Card Fees		6,232.76
Depreciation		104.00
Office Expenses		1,635.00
Professional Fees		599.17
Research & Development		
Patent	2,275.79	
Total Research & Development		2,275.79
Taxes		
State	818.40	
Total Taxes		818.40
Web Hosting		441.02
Total Expense		12,261.44
Net Ordinary Income		-12,161.44
Net Income		**-12,161.44**

12:22 PM
07/22/16
Accrual Basis

BIOHEALTHONOMICS INC (C Corp)
Balance Sheet
As of December 31, 2015

		Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
Bank of America 3286		3,260.31
Total Checking/Savings		3,260.31
Total Current Assets		3,260.31
Fixed Assets		
Computer		
Accumulated Depreciation	-1,645.00	
Computer - Other	1,800.00	
Total Computer		155.00
Total Fixed Assets		155.00
Other Assets		
401K Fund		3,600.00
Intangible Asset		
Research & Develop Capitalized		
Business Plan	5,800.00	
Clinical Trial	26,029.86	
Consulting Fees	54,885.14	
Patent	94,197.00	
Total Research & Develop Capitalized	180,912.00	
Total Intangible Asset		180,912.00
Total Other Assets		184,512.00
TOTAL ASSETS		**187,927.31**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit Card		
Credit Card-Bremer Bank	9,300.00	
Credit Card-Chase	16,503.31	
Credit Card - American Express	5,979.00	
Credit Card - BOA Payable	9,400.00	
Credit Card - US Bank Payable	19,211.26	
Total Credit Card		60,393.57
Total Credit Cards		60,393.57
Other Current Liabilities		
Loan from Others		
Principal Repayment	-3,800.00	
Loan from Others - Other	12,600.00	
Total Loan from Others		8,800.00
Loan From Shareholder		35,607.47
Total Other Current Liabilities		44,407.47
Total Current Liabilities		104,801.04
Total Liabilities		104,801.04

BIOHEALTHONOMICS INC (C Corp)
Balance Sheet
As of December 31, 2015

	Dec 31, 15
Equity	
Accumulated R E (S Corp)	-23,844.21
Capital Stock	123,447.50
Retained Earnings	-7,596.42
Net Income	-8,880.60
Total Equity	83,126.27
TOTAL LIABILITIES & EQUITY	**187,927.31**

BIOHEALTHONOMICS INC (C Corp)
Profit & Loss
January through December 2015

	Jan - Dec 15
Ordinary Income/Expense	
Expense	
Bank Charges	25.00
Convention and Meeting Expense	3,425.17
Credit Card Fees	18.40
Depreciation	104.00
Dues & Subscription	149.00
Professional Fees	3,648.15
Taxes	
State	800.00
Total Taxes	800.00
Web Hosting	710.88
Total Expense	8,880.60
Net Ordinary Income	-8,880.60
Net Income	**-8,880.60**

BioHealthonomics Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
(UNAUDITED)
AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

	2015				
	Common Stock	**Paid-in Capital in Excess of Par**	**Retained Earnings**	**Treasury Stock**	**Total Stockholders' Equity**
Balance as of January 1	549209 shares				549209 shares
Issued shares for cash	1318 shares				1318 shares
Purchase of treasury stock					
Net income					
Cash dividents					
Stock dividents					
Balance as of December 31	550527 shares				550527 shares

	2016				
	Common Stock	**Paid-in Capital in Excess of Par**	**Retained Earnings**	**Treasury Stock**	**Total Stockholders' Equity**
Balance as of January 1	550527 shares				550527 shares
Issued shares for cash	112 shares				112 shares
Purchase of treasury stock					
Net income					
Cash dividents					
Stock dividents					
Balance as of December 31	550639 shares				550639 shares

	2017 (as of October 15)				
	Common Stock	**Paid-in Capital in Excess of Par**	**Retained Earnings**	**Treasury Stock**	**Total Stockholders' Equity**
Balance as of January 1	550639 shares				550639 shares
Issued shares for cash	112 shares				112 shares
Purchase of treasury stock					
Net income					
Cash dividents					
Stock dividents					
Balance as of October 15	550751 shares				550751 shares

BioHealthonomics Inc.
STATEMENT OF CASH FLOWS
(UNAUDITED)
AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

	2015
	BioHealthonomics Inc. Company Statement of Cash Flows
Net income	-$8,880.60
Adjustments:	
Depreciation	$104.00
Deferred taxes	$0.00
Decrease in accounts receivable	$0.00
Increase in inventories	$0.00
Increase in accounts payable	$0.00
increase in accrued interest receivables	$0.00
Increase in accrued interest payable	$0.00
Gain on sale of property	$0.00
Net cash flows from operating activities	**-$8,776.60**

	2016
	BioHealthonomics Inc. Company Statement of Cash Flows
Net income	-$12,161.44
Adjustments:	
Depreciation	$104.00
Deferred taxes	$0.00
Decrease in accounts receivable	$0.00
Increase in inventories	$0.00
Increase in accounts payable	$0.00
increase in accrued interest receivables	$0.00
Increase in accrued interest payable	$0.00
Gain on sale of property	$0.00
Net cash flows from operating activities	**-$12,057.44**

NOTE 1 – NATURE OF OPERATIONS

BioHealthonomics Inc. was formed on July 25, 2011 ("Inception") in the State of California. The financial statements of BioHealthonomics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

BioHealthonomics Inc. is a clinical stage biotechnology & healthcare company dedicated to developing and commercializing high-impact, effective and side effect free therapeutics that address critical unmet needs in the treatment of migraine headaches, Parkinson's disease, Alzheimer's disease and ALS. The company plans to develop both a product (histamine dihydrochloride) and an industry unique proprietary technology for the treatment and prevention of the above-mentioned conditions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from licensing agreement with other pharmaceutical companies, after the completion of the Phase II clinical trial when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Total credit card debt: $68,502.13

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.001. As of October 12, 2017, the company has currently issued **550,751** shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
N/A.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2016 through October 15, 2017, the issuance date of these financial statements. 112 shares have been issued during the stated period (December 31, 2016 through October 15, 2017).

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

2 Days until the ICO 2.0 Summit! To catch all the ICO pitches, add your name to the livestream list.

BioHealthonomics is pending **StartEngine Approval.**



BioHealthonomics

Proprietary Migraine Product

Small OPO · Santa Monica, CA · Pharmaceutical
Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

BioHealthonomics Inc.

Results Oriented Healthcare

Indications	Preclinical	Phase I	Phase II	Phase III	Approved
	Research	*Clinical Activities*			
Migraine (IND 115,375)					
Addiction					
Alzheimer's disease					
Parkinson's disease					
Amyotrophic lateral sclerosis (ALS)					
Multiple sclerosis (MS)					
ADHD					
Schizophrenia					
Epilepsy					
Chronic traumatic encephalopathy (CTE)					
Autism					

Migraine Prevention & Results Oriented Healthcare

Invest in BioHealthonomics

BioHealthonomics is a pharmaceutical company developing a proprietary, industry unique technology (histamine dihydrochloride) for the treatment and prevention of migraine headaches (lead indication) and other CNS indications.

The National Headache Foundation estimates that US businesses lose $50 billion each year because of medical expenses caused by headaches, reduced employee productivity, and absenteeism.

It is the 6th most disabling disorder in the US, and more than 30 million people suffer from migraines.

The company developed an industry unique solution that addresses the root cause of the problem. The technology targets histamine receptors involved in migraine headaches. The proof for the effectiveness of the approach starts with the work of Dr. Bayard Horton of Mayo Clinic who successfully treated 1,402 patients in the 1950's. Furthermore, the successful clinical trials conducted in Mexico over the past 25 years are additional proof of the validity and effectiveness of the proposed approach.

Up to date, the company has two issued patents in the U.S. and is patent pending in five other global markets.

Histamine exists in all individuals. Histamine **regulates** various activities of the brain such as the arousal state, brain energy metabolism, locomotor activity, neuro-endocrine activities, autonomic and vestibular functions, feeding, drinking, sexual behavior and pain.
In people suffering from migraine headaches, the histamine levels are higher than in healthy individuals. This is because these individuals are very sensitive and as soon as a stressor/trigger is introduced (too hot or too cold, a particular food, a particular smell, too much exercise, etc.) the

mast cells (main source of histamine) degranulate (break off). You can think of mast cells as small "eggs" that can break very easily. The more sensitive a person is, the easier is for these "eggs" (mast cells) to break and release histamine. In susceptible individuals this manifests as a migraine.
BioHealthonomics has developed a technology (modulation of histamine receptors), that over the treatment period, the company believes it makes the shell of the "eggs" stronger and prevents them from prematurely degranulating (i.e. breaking off).

> “Histamine can be a wonder drug (or hormone) if used wisely and for a sufficient length of time. In selected cases it can make the lame to walk, the deaf to hear, and the blind to see. I know. I have seen it happen. More "miracles" in my experience have been wrought with histamine than with all other therapeutic procedures combined.” 1979
>
> *Dr. Bayard T. Horton, MD, Mayo Clinic (1895-1980)*

We believe our technology is superior to the CGRP antibodies approach from a safety, efficacy and cost standpoints. Recent exits of companies developing CGRP antibodies for migraines:
1. Labrys Biologics was acquired by Teva Pharmaceuticals for $825M after the completion of their Phase II clinical trial.
2. Alder BioPharmaceuticals issued an IPO upon completion of their Phase II clinical trial. Current market cap is $800M. Market cap peaked at $3.5B in July 2015.

BioHealthonomics will start its development with Phase II clinical trial.

Based on clinical studies up to date, the CGRP antibodies approach works in approximately 50% of migraine patients while our HISTAMINE receptor modulation approach works in over 80% of migraine patients.

The company has a clear path in developing an extremely effective, side effects free migraine treatment that offers unprecedented value to migraine patients.

Join us in bringing this unique technology to market!

Investment
$50/share of common stock | When you invest you are betting the company's future value will exceed $27.6M.

Perks
$5,000+ One month treatment once FDA approval is obtained
$10,000+ Three month treatment once FDA approval is obtained
$15,000+ Six month treatment once FDA approval is obtained
*All perks occur after the offering is completed.

What We've Accomplished So Far

- Filed Investigational New Drug application (IND 115,375) for migraine headaches with the FDA.
- U.S. Patent No. 9023881 issued in May 2015 (Patent title: Methods for Restoration of Histamine Balance)
- U.S. Patent No. 9511054 issued in December 2016
- National Phase PCT applications in following countries / region:
  Europe, Japan, Brazil, India, Canada
- BioHealthonomics entered into a strategic agreement with another pharmaceutical company to gain access to pre-clinical, phase I clinical and Chemistry, Manufacturing and Controls data, saving millions of dollars in development cost and years in development time.
- Although BioHealthonomics is using the same product as EpiCept (Histamine Dihydrochloride), the company has its stand alone IP that is completely different from EpiCept's IP.

Product: Histamine Dihydrochloride

During symptom free states (i.e. no migraine), histamine levels are higher in people suffering from migraines than in healthy individuals.



Histamine Levels During Symptom Free States
Serum Histamine Level (ng/ml)
180
160
140
120
100
80
60
40
20
0
48
66
82
Healthy Individuals (n=45)
Migraine Patients (n=28)
Migraine + Allergy Patients (n=42)

Histamine exists in all individuals. In people suffering from migraine headaches, the histamine levels are higher than in healthy individuals. This is because these individuals are very sensitive and as soon as a stressor/trigger is introduced (too hot or too cold, a particular food, a particular smell, too much exercise, etc.) the mast cells (main source of histamine) degranulate. You can think of mast cells as small "eggs" that can break very easily. The more sensitive a person is, the easier is for these "eggs" (mast cells) to break.

During a migraine event, the histamine level in a person suffering from migraines is up to 3 times higher than the histamine level in a healthy person.



Histamine Levels During Migraine Events
Serum Histamine Level (ng/ml)
180
160
140
120
100
80
60
40
20
0
48
105
159
Healthy Individuals (n=45)
Migraine Patients (n=28)
Migraine + Allergy Patients (n=42)

A person suffering from migraines has higher than normal histamine levels. Once a stressor/trigger is introduced, more and more "eggs" containing histamine (i.e. mast cells) degranulate further increasing the histamine levels. As a result, the person experiences pain. BioHealthonomics developed a technology (modulation of histamine receptors), that over the treatment period, makes the shell of the "eggs" stronger and prevents them from prematurely degranulating (i.e. breaking off).

Based on up to date clinical trial data, CGRP antibodies have an approximately 50% response rate for Episodic Migraine patients

CGRP LATE-STAGE CLINICAL TRIAL DATA SUMMARY **EPISODIC MIGRAINE**	Trial	Dose	n	Baseline monthly migraine days	MMD Reduction from baseline #	%
Alder	PROMISE 1	30mg Q12W	223	8.7	4.1	47%
Eptinezumab	Phase III	100mg Q12W	221	8.7	3.9	45%
Intravenous		300mg Q12W	222	8.6	4.3	50%
		Placebo Q12W	222	8.4	3.2	38%
Amgen	ARISE	70mg Q4W	282	8.1	2.9	36%
Erenumab	Phase III	Placebo Q4W	288	8.4	1.8	21%
Subcutaneous	STRIVE	70mg Q4W	317	8.3	3.7	45%
	Phase III	140mg Q4W	319	8.3	3.2	39%
		Placebo Q4W	319	8.2	1.8	22%
Lilly	EVOLVE-1	120mg Q4W	210	9.2	4.7	51%
Galcanezumab	Phase III	240mg Q4W	208	9.1	4.6	50%
Subcutaneous		Placebo Q4W	425	9.1	2.8	31%
	EVOLVE-2	120mg Q4W	226	9.1	4.3	47%
	Phase III	240mg Q4W	220	9.1	4.2	46%
		Placebo Q4W	450	9.2	2.3	25%
Teva	HALO	225mg Q4W	~256	9.1	3.7	41%
Fremanezumab	Phase III	**675mg Q12W**	~256		3.4	37%
Subcutaneous		Placebo Q4W	~256		2.2	24%

MMD = Monthly Migraine Days

Based on up to date clinical trial data, CGRP antibodies have an approximately 50% response rate for Chronic Migraine patients

CGRP LATE-STAGE CLINICAL TRIAL DATA SUMMARY **CHRONIC MIGRAINE**	Trial	Dose	n	Baseline monthly migraine days	MMD Reduction from baseline #	%
Alder	Phase IIb	30mg Q12W	117	16.2	7.7	48%
Eptinezumab		100mg Q12W	118	16.9	7.4	44%
Intravenous		300mg Q12W	114	16.5	8.7	53%
		Placebo Q12W	116	16.4	5.8	35%
Amgen	Phase II	70mg Q4W	188	17.9	6.6	37%
Erenumab		140mg Q4W	187	17.8	6.6	37%
Subcutaneous		Placebo Q4W	281	18.2	4.2	23%
Lilly	REGAIN	120mg Q4W	273	19.4	4.8	25%
Galcanezumab	Phase III	240mg Q4W	274	19.2	4.6	24%
Subcutaneous		Placebo Q4W	538	19.6	2.7	14%
Teva	HALO	675/225mg Q4W	379	12.8	4.6	36%
Fremanezumab	Phase III	**675mg Q12W**	376	13.2	4.3	33%
Subcutaneous		Placebo Q4W	375	13.3	2.5	19%

MMD = Monthly Migraine Days

What Makes BioHealthonomics Different

Industry-unique solution that addresses the root cause of the problem.

- Two issued patents in the U.S. and patent pending in 5 additional markets.

- CGRP antibodies are not addressing root cause.
  - CGRP approach: approx. 50% patient response rate
  - Histamine receptor modulation approach: over 80% patient response rate (R.O. Millan-Guerrero, European Journal of Neurology 2007, 14: 1079-1084)

- We believe BioHealthonomics' technology is more powerful than the CGRP antibodies approach at all levels:
  - Safety
  - Efficacy
  - Cost



Over the years there have been a number of clinical trials highlighting the efficacy of histamine in migraine patients. Formal and informal clinical trials have taken place in the U.S., Mexico and Europe with over 4,000 patients being exposed to histamine.

Study	Number of Patients
Dr. Millan-Guerrero RO: Histamine as a therapeutic alternative in migraine prophylaxis*	30
Dr. Millan-Guerrero RO: Subcutaneous histamine versus sodium valproate **	46
Dr. Millan-Guerrero RO: Subcutaneous Histamine versus Topiramate ***	45
Dr. Millan-Guerrero RO: Subcutaneous histamine versus botulinum toxin type A ****	50
Dr. Bayard Horton - Mayo Clinic	1402
Dr. Fred Frietag - Chicago Headache Clinic	2500
Dr. Stuyvesant Butler, Professor Emeritus from Northwestern University Medical Center in Chicago	34
Dr. William P. King	100
Dr. Umberto Pietrini, University of Florence Headache Center, Italy	47
Total exposures	**4,254**

There are a number of randomized, double-blind studies on histamine treatment for migraine

- Histamine as a therapeutic alternative in migraine prophylaxis: a randomized, placebo-controlled, double-blind study. (1999)
- Subcutaneous histamine versus sodium valproate randomized, controlled, double-blind study (2007)
- Subcutaneous Histamine versus Topiramate in Migraine Prophylaxis: A Double-Blind Study (2008)
- Subcutaneous histamine versus botulinum toxin type A in migraine prophylaxis: a randomized, double-blind study (2009)

Note: A total of **171 patients** have been randomized to receive histamine (studies conducted by Dr. Millan Guerrero)

Histamine as a therapeutic alternative in migraine prophylaxis: a randomized, placebo-controlled, double-blind study.

Guerrero RO1, Cárdenas MA, Ocampo AA, Pacheco MF.

A correlation between migraine, histamine and immunoglobulin E.

Gazerani P1, Pourpak Z, Ahmadiani A, Hemmati A, Kazemnejad A.

Abstract

Although migraine affects about 15% of population and many studies have been performed to find the mechanism and a successful management, the physiopathology of migraine is still largely unknown. The possibility of an immunoglobulin E (IgE)-mediated allergic mechanism and the role of histamine remain controversial. The aim of the present study was to evaluate serum total IgE and histamine levels in migraine patients and the influence of allergy on them. Seventy patients (18-58 years) with migraine without aura were divided into two groups according to their history of allergy (60% with and 40% without allergy). Serum samples were collected during fasting without allowing any premedication during the two periods of attack and remission. There was a control group containing 45 healthy volunteers. Serum total IgE and histamine levels were measured by enzyme-linked immunosorbent assay and fluorimetric methods, respectively. Mean and standard errors of serum histamine (ng/ml) and total IgE (IU/ml) levels were found in the control group to be 48.16 +/- 2.70 and 38.31 +/- 3.20, in the migraine with allergy group 159.11 +/- 4.60 and 303.30 +/- 42.50 and in the migraine without allergy group 105.01 +/- 8.50 and 79.07 +/- 2.70, respectively. Total IgE levels in migraine with allergy group were found to be significantly ($P < 0.0001$) above that in the control and another group, suggesting an influence of an IgE-mediated mechanism on migraine. Although the plasma histamine levels, which were significantly elevated ($P < 0.0001$) in patients with migraine, both during headache and symptom-free periods, when compared with the control group, indicate that there is an increased susceptibility to histamine in allergic conditions, this molecule has also an unrelated role in migraine. The relationship between allergy and migraine can be based, in part, on an IgE-mediated mechanism, and histamine release plays an important role. Thus, the avoidance of allergic conditions in migraine patients may be a simple, helpful way for prophylaxis or their treatment.

Subcutaneous histamine versus botulinum toxin type A in migraine prophylaxis: a randomized, double-blind study

Millán-Guerrero RO1, Isais-Millán S, Barreto-Vizcaíno S, Rivera-Castaño L, Rios-Madariaga C.

OBJECTIVES:

To compare the efficacy and tolerability of the subcutaneous administration of histamine and botulinum toxin type A (BoNTA) in migraine prophylaxis.

BACKGROUND:

Histamine has a selective affinity for H3 receptors and it may specifically inhibit the neurogenic edema response involved in migraine pathophysiology.

METHODS:

One hundred patients with migraine were selected in a 12-week double-blind controlled clinical trial to evaluate the efficacy of subcutaneous administration of histamine (1-10 ng twice a week) n = 50, compared with administration of 50 U of BoNTA (one injection cycle) n = 50.

CONCLUSIONS:

This randomized study demonstrated that both histamine and BoNTA are similarly effective and well tolerated in reducing or eliminating headache in migraine prophylaxis. Low doses of histamine applied subcutaneously may represent a novel and effective therapeutic alternative in migraine patients and lay the clinical and pharmacological groundwork for the use of H3 agonist in migraine prophylaxis.

Abstract

This study was undertaken to test the efficacy of the subcutaneous administration (twice a week) of consecutively increasing doses of histamine (0.1 to 1 ng) in the prophylaxis of migraine, compared to placebo, under a controlled, double-blind, clinical trial for 12 weeks. Sixty patients were selected, under criteria established by the International Headache Society (both sexes, 18 to 65 years of age, a migraine history of more than 1 year, one to six headache attacks per month), having no additional neurological or cardiovascular pathologies, and after a complete clinical and laboratory examination including computer-assisted tomography. Comparison between the groups treated with placebo (n = 30) and histamine (n = 30), on data collected for the 4th, 8th, and 12th weeks of treatment, revealed that histamine exerted a significantly ($P < .0001$) greater reduction (compared to placebo) in the frequency, intensity, and duration of migraine attacks, as well as on the use of rescue medication. No significant ($P > .05$) adverse experiences or side effects in either group developed to impede the blinding of the study or the planned order of events. We conclude that the subcutaneous administration of histamine (at very low doses) constitutes a novel and effective therapeutic approach in migraine prophylaxis, aimed at limiting excessive inflammatory responses involved in the pathophysiology of migraine through the activation of H3 receptors.

Subcutaneous histamine versus topiramate in migraine prophylaxis: a double-blind study.

Millán-Guerrero RO1, Isais-Millán R, Barreto-Vizcaíno S, Gutiérrez I, Rivera-Castaño L, Trujillo-Hernández B, Baltazar LM.

BACKGROUND:

Histamine has a selective affinity for H3 receptors and it may specifically inhibit the neurogenic edema response involved in migraine pathophysiology.

OBJECTIVE:

To evaluate the therapeutic potential of subcutaneous administration of histamine in migraine prophylaxis, compared with oral administration of topiramate.

METHODS:

Ninety patients with migraine were selected in a 12-week double-blind controlled clinical trial to evaluate the efficacy of subcutaneous administration of histamine (1-10 ng twice a week) compared with oral administration of topiramate (100 mg daily dose). The variables studied were: headache intensity, frequency, duration, analgesic intake and Migraine Disability Assessment.

RESULTS:

The data collected during the 12 weeks of treatment revealed that headache symptoms improved in both the histamine and topiramate groups, which was evident within the first month after the initiation of treatment, with statistically significant ($p < 0.001$) reductions in headache frequency (50%), Migraine Disability Assessment score (75%), intensity of pain (51%), duration of migraine attacks (45%), as well as in the use of rescue medication (52%).

CONCLUSION:

The present study provides evidence of the efficacy of subcutaneously applied histamine and orally administered topiramate in migraine prophylaxis. Subcutaneously applied histamine may represent a novel and effective therapeutic alternative in resistant migrainepatients.

(c) 2008 S. Karger AG, Basel.



Our Market and Industry

The National Headache Foundation estimates that US businesses lose $50 billion each year because of absenteeism, reduced employee productivity, and medical expenses caused by headaches. (JD Bartleson, Treatment of Migraine Headaches, Mayo Clin. Proc. 1999; 74; 702-708). In the U.S., more than 30 million people suffer from migraines, according to a 2001 report from the Health's National Institute of Neurological Disorders and Stroke. It is the 6th most disabling disorder in the US. Neurologists agree that safer and more effective prophylactic agents represent the most critical unmet need in the treatment of both episodic and chronic migraine (Decision Resources). With its unique approach to migraine management, BioHealthonomics plans to become the market leader in the migraine arena and offer the migraine patients an unprecedented value proposition.

Significant Market Finding

Despite a recognized unmet need for better tolerated, side effects free and more efficient prophylactic treatment for episodic and chronic migraines, few preventive drugs are currently available or in the future pipeline. As a result, we believe the migraine prophylaxis (preventive) drug market will remain small and underserved. (Source: Decision Resources)

CGRP antibodies are currently under development by a number of companies: AMGEN, Teva Pharmaceuticals, Alder BioPharmaceuticals and Lilly and Co..

Based on clinical studies up to date, the CGRP antibodies approach works in approximately 50% of migraine patients while our HISTAMINE receptor modulation approach works in over 80% of migraine patients.

The current migraine product market is $3.4B and is projected to grow up to $10B in the next decade.

Based on clinical data up to date, we believe BioHealthonomics' technology is superior to the CGRP antibodies approach from a safety, efficacy and cost stand points. Recent exits of companies developing CGRP antibodies for migraines:

1. Labrys Biologics was acquired by Teva Pharmaceuticals for $825M after the completion of their Phase II clincal trial.
2. Alder BioPharmaceuticals issued IPO upon completion of their Phase II clinical trial. Current market cap is $800M. Market cap peaked at $3.5B in July 2015.

.

Migraine market projected to grow by 50% in the next 3 years

2017 sales estimated at $3.4B | **2021 projected sales to reach $5.1B**



The estimated number of migraine patients in the US is **36M**.

Migraine product market size is estimated to grow to **$10B** in the coming years.

Source: J.P. Morgan Research

Current molecules in development within the migraine space

Compounds	Type	Company	Status
AMG334	Antibody that targets CGRP receptors	AMGEN	Phase III is ongoing
TEV-48125	Antibody that targets free CGRP	TEVA	Phase III is ongoing
LY2951742	Antibody that targets free CGRP	Lily & Co	Phase III is ongoing
ALD403	Antibody that targets free CGRP	Alder Bio	Phase III is ongoing
BH-201	Small molecule HDC targeting H receptors	BioHealthonomics	Phase II

- Two different approaches are being taken in the antibody based therapy development:
  - Target peripheral CGRP receptors: AMG334
  - Target free CGRPs in blood stream: TEV-48125, LY2951742, ALD403
- Through BH-201, BioHealthonomics targets specific Histamine Receptors involved in migraine headaches:
  - Target histamine receptors through proprietary histamine dihydrochloride formulations

July 2011

BioHealthonomics launches

BioHealthonomics aims at addressing migraines from a root cause stand point.

May 2013

Company signs strategic agreement

Company signs strategic agreement with another pharmaceutical company saving millions of dollars in development cost and years of development time.

January 2014

Company files Investigational New Drug (IND) Application with FDA

Company files IND 115,375 with FDA.

May 2015

U.S. Patent No. 9023881 issued

Company's first issued patent

December 2016

U.S. Patent No. 9511054 issued

Meet the Founder



Cris Arnou

Founder, CEO & Director

Cris Arnou has been the Founder, CEO, and Director of BioHealthonomics, Inc since inception in 2011. As a migraine sufferer for more than 35 years he is determined and committed to developing the technology that addresses migraine headaches from a root cause stand point. In the past, Mr Arnou has worked for two start-up companies, Fisker Automotive and Coda Automotive, and knows what it takes to build a successful, prosperous business. Cris holds Bachelor and Master Degrees in Engineering from the University of Michigan, Ann Arbor and an MBA from Wayne State University in Detroit. He is a veteran of the U.S. Army. Cris lives in the Los Angeles area together with his wife of 25 years and their 2 kids.

And the Rest of the Team



Amy Chappell, MD

Chief Medical Officer

Dr. Chappell is a board certified neurologist with special competence in child neurology. She retired from Lilly Research Laboratories in January 2014, after 25 years in clinical research where she most recently served as the Neuroscience Senior Medical Fellow. She designed and conducted clinical trials through all phases of development in neurological disorders including epilepsy, ALS, Parkinson's disease, Alzheimer's disease, multiple sclerosis, migraine and pain disorders (fibromyalgia, osteoarthritis, chronic low back pain, lumbar radiculopathy, spinal cord injury). She was the lead physician for the development of duloxetine for fibromyalgia, which resulted in an FDAapproval. Dr. Chappell continues to practice neurology, most recently as clinical associate professor at the Indiana University Medical Center. Positions over the last (3) years include: 1. Chief Medical Officer, BioHealthonomics Inc., July 2014 to present. 2. Chairman of the Board, Naples YMCA, December 2016 to present. 3. Consulting Neurology Director, Biogen/Convergence, May 2014 to present. 4. Program Facilitator - Complete Health Improvement Program, October 2014 to present. 5. Board member, American Society of Experimental Neurotherapeutics, 1998 to present. 6. Physician member, American College of Lifestyle Medicine, 2014 to present. 7. Principal Investigator, Neuroscience, Naples Research, January 2016 to March 2017. 8. Fellow, American College of Sports Medicine, 1984 to present



Randy Jones, ESQ

Chief Legal Officer, Secretary and Director

Randy Jones is the Chief Legal Officer, Secretary and Director for BioHealthonomics. Inc. He is also Principal of Solutions Business Group, which he founded in 2009 as a business services firm dedicated to assisting for-profit and non-profit businesses achieve stretch goals, resolve difficult challenges and navigate periods of change or transition. Prior to founding Solutions Business Group, Mr. Jones spent more than 20 years working for global corporations in a wide range of industries including pharmaceuticals, biotech, energy and chemicals. His distinguished career encompasses a variety of roles including engineer, in-house legal counsel and senior executive in charge of legal, human resources, corporate compliance and ethics. Mr. Jones also spent 6 years as General Counsel of Talecris Biotherapeutics, a company that reached a $4.4B market cap. Mr. Jones holds a Bachelor of Chemical Engineering from the University of Delaware and a Juris Doctor from the University of Virginia. Positions over the last (3) years include: 1. Founder and Principal, Solutions Business Group, 2009 to present. 2. Chief Legal Officer, Secretary and Director, BioHealthonomics Inc., May 2016 to present.



Wayne Yetter

Chairman, Board of Directors

Founding CEO AstraMerck Former CEO, Novartis U.S Chairman, NuPathe Inc Mr. Yetter is a retired pharmaceutical and healthcare executive and has held several Chief Executive and Board of Directors roles during his career. These roles included founding CEO of AstraMerck, Inc. (now Astra Zeneca) and CEO of Novartis Pharmaceuticals (US). He has also served as Chairman of the Board or Lead Independent Director at several public and private corporations. Positions over the last three (3) years include: 1. Chairman of the Board, NuPathe, Inc. (PATH) 2010-2014. NuPathe was acquired by TEVA Pharmaceuticals in February 2014. 2. Director, InfuSystem Holdings, Inc. (INFU) 2007-September 2016. Served as Chair of a Special Independent Board Committee to assess a take over private transaction proposed by the Board Chairman. The proposal was not supported. 3. Director, Strategic Diagnostics, Inc. (SDIX) and its post transaction "shell company", Special Diversified Opportunities, Inc. (SDOI) 2010 – August 2017. Chaired Specail Committee to review transaction with Standard General completed during August, 2017. 4. Director, Espero Pharmaceuticals 2016 – Present. Merger with Armetheon, Inc. completed in October, 2017. Mr. Yetter serves as a Director of the merged company now named Espero BioPharma, Inc. 5. Director of the Hepatitis B Foundation (Doylestown, PA) and its associated research organization, the Baruch S. Blumberg Institute, 2014-Present. 6. Member, Healthcare Advisory Board, Safeguard Scientifics (SFE) 2010-2014. 7. Advisory Board, BioHealthonomics Inc., 2014 to present



Stephen Silberstein, MD

Advisory Board Member

Stephen D. Silberstein, MD, is Professor of Neurology and Director of the Jefferson Headache Center at Thomas Jefferson University. He is a Fellow of the American College of Physicians, the American Academy of Neurology, and the American Headache Society. He has served the American Headache Society as President, Treasurer, and Board of Directors member. He has served on the Publications, Scientific, and Education Committees of the American Headache Society and was Co-chairman of the Annual Scientific Meeting. He is Chairman of the headache research group of the World Federation of Neurology. Dr. Silberstein received his medical degree from the University of Pennsylvania. After completing a fellowship in neurology at the National Hospital for Nervous Diseases in London, Dr. Silberstein served as a Pharmacology Research Associate in the Toxicology Laboratory of Clinical Science at the National Institutes of Mental Health, and completed a neurology residency at the Hospital of the University of Pennsylvania. Dr. Silberstein is the Senior Editor of the 8th edition of Wolff's Headache and Other Head Pain, Associate Editor of Cephalalgia and CNS Drugs, and a present or prior member of the Editorial Board of Headache; Cephalalgia; Acta Neurologica Scandinavica; Journal of Neurology, Neurosurgery & Psychiatry; and Topics in Pain Management. He is an ad hoc reviewer for many publications, including The New England Journal of Medicine; Brain, The Lancet, JAMA, Mayo Clinic Proceedings, Annals of Neurology, and Neurology. Dr. Silberstein has more than 300 publications to his credit. He lectures extensively on the pathogenesis, neurobiology, diagnosis, and treatment of headache.



Dr. Frederick Freitag

Advisory Board Member

Dr. Freitag is currently on the Board of Directors of the National Headache Foundation, position he held since 1993. Dr. Freitag is also the director of the Headache Medicine program and UCNS Headache Medicine Fellowship at Froedtert Hospital and the Medical College of Wisconsin where he is an Associate Professor in the Department of Neurology. He previously held the same positions at Baylor University Medical Center in Dallas Texas where he led the development of the comprehensive headache treatment program between 2010 and 2013. For 27 years he was affiliated with the Diamond Headache Clinic and inpatient treatment program where he was co-director at the time of his leaving. He was responsible for clinical and basic science research there for 24 years. He received his bachelor of science in Biochemistry from the University of Wisconsin and his DO degree from the Chicago College of Osteopathic Medicine in 1979. He is a Fellow of the American Headache Society.



Milton Grannatt, PhD

Advisory Board Member

Dr. Grannatt retired September 2012 after 25 years in the global pharmaceuticals industry. He was Vice President of Global Business Development and Licensing at Novartis. Prior to Novartis, he held senior positions at Sterling Winthrop and Lex Service, an acquisitive, diversified UK-based company. Additionally, Dr. Grannatt has an extensive deal sheet experience. Dr. Grannatt currently serves as an outside Director of SymBio Pharmaceuticals Limited, a publicly-traded Japanese pharmaceutical company; a member of the advisory boards of VOX Telehealth and BioHealthonomics Inc; and an advisor to selected other biotech companies. In addition, he is a member of the Board of Governors for Certified Licensing Professionals, and is a lecturer in economics at Princeton's Evergreen Forum. Dr. Grannatt received his undergraduate degree and PhD in economics from Lehigh University.

Offering Summary

Maximum 2,140 shares of common stock ($107,000)

Minimum 200 shares of common stock ($10,000)

Company	BioHealthonomics Inc.
Corporate Address	810 California Ave, Suite 100, Santa Monica, CA 90403
Description of Business	BioHealthonomics Inc. is a clinical stage biotechnology and healthcare company that is developing a proprietary technology for the treatment and prevention of migraine headaches, ALS, Alzheimer's disease, CTE & other neurological indications.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$50
Minimum Investment Amount (per investor)	$100

Perks

$5,000+ One month treatment once FDA approval is obtained

$10,000+ Three month treatment once FDA approval is obtained

$15,000+ Six month treatment once FDA approval is obtained

All perks occur after the offering is completed

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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